

June 17, 2024

Christopher J. Munyan
Chief Financial Officer
Swiftmerge Acquisition Corp.
4318 Forman Avenue
Toluca Lake, CA 91602

      Re: Swiftmerge Acquisition Corp.
          Form 10-K for the year ended December 31, 2023
          Filed April 1, 2024
          File No. 001-41164

Dear Christopher J. Munyan:

      We have reviewed your filing and have the following comment.

      Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

      After reviewing your response to this letter, we may have additional comments.

Form 10-K for the year ended December 31, 2023

Item 9A. Controls and Procedures, page 66

1.   Please amend your filing to provide management's report on internal control over financial reporting pursuant to Item 308 of Regulation S-K.

      We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Please contact Kellie Kim at 202-551-3129 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters.

                                Sincerely,

                                Division of Corporation Finance

Office of Real Estate & Construction